June 17, 2010

United States Securities and Exchange Commission

Mail Stop 3030

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Response to Comments on Mesa Laboratories, Inc.
Form 10-K for the fiscal year ended March 31, 2009
Filed June 29, 2009
File No. 0-11740

Gentlemen and Ladies:

We have reviewed your comments regarding our Form 10-K filing referenced above, and offer our following responses.

Notes to Financial Statements, page 28

Note 10 Segment Data, page 39

1.                                       You have questioned whether we meet aggregation criteria as outlined in FASB ASC 280-10-50-11 as this relates to segment reporting within our operations.  In your latest letter dated June 7, 2010, you have requested that we provide additional information on our sales, cost of goods sold and gross margins for fiscal years 2008, 2007 and 2006.  We have amended those tables in this letter to provide the requested information.

Mesa Labs currently manufactures and sells electronic measurement instruments and disposables, which are manufactured in two separate plants.  Currently Mesa Labs operates as a single entity manufacturing and selling instruments and disposables utilized for quality control in various industries including medical, pharmaceuticals and food processing.  We group our products by product family (Brand Name) which you have noted in your comments.

The product lines that Mesa Labs sells have all been acquired from other entities over the past 26 years and because of this are separately branded.

This is the reason we give separate descriptions of the products and product lines in our Form 10-K.  The Medical line of products consist of handheld meters (electronic measurement devices) that measure conductivity, temperature, pressure and pH; disposables (conductivity and pH solutions); and calibration and repair services.  The Datatrace Logging line consists of small electronic instruments (electronic measurement devices) that measure temperature, pressure or humidity and calibration and repair services.  The Raven Biological Indicator line consists of small electronic controlled incubator devices, disposable bacteria spore impregnated strips and consulting services.  The Nusonics Ultrasonic line consists of meters and probes which measure either flow rates or concentrations of fluids as they pass through a pipe (electronic measurement devices) and calibration and repair of those instruments.  These product lines have various crossovers with each other and are managed and reported internally as a single business segment.  I have prepared the following tables to try and illustrate some of these crossovers in technology, markets, users, etc.

Product Type

Medical - Dialysis	Electronic Measurement Instruments and Disposables
Raven Biological Indicators	Electronic Incubators and Disposables
Datatrace Loggers	Electronic Measurement Instruments
Nusonics Ultrasonic Flow	Electronic Measurement Instruments

Major Markets

Medical - Dialysis	Medical Facilities and Medical Device Manufacturers
Raven Biological Indicators	Medical Facilities, Pharmaceutical and Medical Device Manufacturers
Datatrace Loggers	Food Processors, Pharmaceutical and Medical Device Manufacturers
Nusonics Ultrasonic Flow	Water Treatment and Chemical Processing Plants

Distribution Channels

Medical - Dialysis	Direct Sales Force and International Distributors
Raven Biological Indicators	Direct Sales Force and International Distributors
Datatrace Loggers	Direct Sales Force and International Distributors
Nusonics Ultrasonic Flow	Direct Sales Force, Manufacturer’s Reps and International Distributors

Manufacturing Facility

Medical - Dialysis	Lakewood, CO
Raven Biological Indicators	Omaha, NE
Datatrace Loggers	Lakewood, CO
Nusonics Ultrasonic Flow	Lakewood, CO

Regulation

	Mesa	Customer
	Regulation	Regulation

Medical - Dialysis	FDA 510k	State Health Inspectors
Raven Biological Indicators	FDA 510k	State Health Inspectors/FDA
Datatrace Loggers		FDA/USDA
Nusonics Ultrasonic Flow

We view our products as being one segment because they are related in various ways.  In manufacturing, many of our products are electronic measurement instruments, and electronic instruments are manufactured at both of our plants.  We do manufacture disposables at both of our plants.  We produce and package solutions at our Lakewood, CO facility and we produce solutions and fill ampoules and manufacture and package bacteria strips at our Omaha, NE facility.  A number of our products at both facilities are registered under 510k with the FDA and registered products are Class II devices.  A high percentage of our customers come under some kind of regulation and regular inspection either at the federal (FDA or USDA) or state level and utilize our products for quality control purposes.  Most of our products have some sales to medical device manufacturers.  Medical and Raven both have high sales to medical facilities.  Raven and Datatrace products are both used as proof of sterility by most of their respective customers.  Due to the overlap of the purpose for use of the Raven and Datatrace products, a large number of our distributors in the international market sell both product lines.

Another reason we believe that we are a single segment is highlighted by the table below.  In many areas we are managed by a single team.  These areas include marketing, international distribution, research and development and accounting/admin.  With the exception of international distribution which is comprised of a single manager, these are teams of people working across all product lines of the company.  Research and Development is performed by a group of six people working on products for all product lines from our Lakewood, CO facility.  The marketing team is distributed through our two locations with all members working on all products under a single manager.

Admin/Accounting is based in Lakewood, CO with one clerical support in Omaha reporting to a manager in Lakewood.  We operate under a single company structure on systems based in Lakewood where all analytical, reconciliation and reporting is generated.  You have noted that we can produce detailed financial information at the gross margin level for our product lines.  While this is true, this is due to the fact that our systems actually produce this information for every single product we produce.  As a matter of practice, we manage the company as a single entity and do not produce any financial statements by product or product line and do not manage the company as any more than a single segment.  We have been approached many times in our history to sell one of these product lines individually, but due to the interrelationship of these products from both a technical and market point of view we have always refused to consider these offers in the belief that it was not in the shareholders’ best interest to separate these lines and dilute our profitability or position in the market.

	Production	Customer		International		Admin/
	Management	Service	Marketing	Distribution	R&D	Accounting

Medical - Dialysis	X	X	X	X	X	X
Raven Biological Indicators			X	X	X	X
Datatrace Loggers	X	X	X	X	X	X
Nusonics Ultrasonic Flow	X	X	X	X	X	X

You will note that I have also included production management and customer service in the table above.  The product line that is least synergistic in terms of market or end user with the other lines is our Nusonics line, yet in terms of technology, production management, customer service and marketing they are interrelated with our other product lines.

You have asked for additional years of information on sales, cost of goods sold and gross margins on our product lines in your latest letter, which I am providing in the tables below.

	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
	Revenue	Revenue	Revenue	Revenue	Revenue

Medical - Dialysis	8010000	7827000	6723000	6387000	5300000
Raven Biological Indicators	7146000	6674000	5820000	4514000
Datatrace Loggers	5821000	6270000	6271000	5573000	5395000
Nusonics Ultrasonic Flow	622000	765000	743000	768000	888000

	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
	Cost of Goods	Cost of Goods	Cost of Goods	Cost of Goods	Cost of Goods
	Percent	Percent	Percent	Percent	Percent

Medical - Dialysis	29	29.1	28.4	34.3	40.4
Raven Biological Indicators	51	49.8	45	46.7
Datatrace Loggers	37.6	27.7	27.9	27.5	28.2
Nusonics Ultrasonic Flow	61.5	49.3	56.3	67.4	54.3

	Fiscal 2010
	Gross Margin	Fiscal 2009 Gross Margin	Fiscal 2008 Gross Margin	Fiscal 2007 Gross Margin	Fiscal 2006 Gross Margin
	Percent	Percent	Percent	Percent	Percent

Medical - Dialysis	71	70.9	71.6	65.7	59.6
Raven Biological Indicators	49	50.2	55	53.3
Datatrace Loggers	62.4	72.3	72.1	72.5	71.8
Nusonics Ultrasonic Flow	38.5	50.7	43.7	32.6	45.7

In the tables above you will note that there is no information provided for the Raven Biological indicators for fiscal year 2006.  The Raven products were acquired in an acquisition completed early in fiscal year 2007.

Most of our products enjoy high margins and compete in small specialty markets.  Our gross margins are directly related to the amounts of competition in the market place for each product.  Our medical line has very little competition and enjoys the highest margins.  Our Raven products compete with 3M and Steris, which depresses their margins slightly.  The Datatrace and Nusonics products both compete against subsidiaries of General Electric.  In the case of the Nusonics line, GE is quite dominant in the market.  In the case of the Datatrace products, we believe we have a technical edge over the GE products.  I would like to make one final comment on the Nusonics product line.  We have not invested in these products over the past ten years, and have been slowly exiting this market.  At this time, we only sell to existing customers and we expect to eventually leave this market.

To reiterate we do believe we meet the criteria to report as a single segment based on our products, method of operation, method of management, common markets and a great number of other reasons that bind these products into a single operation.

We hope that these answers will clarify our operations as they pertain to our financial disclosures.  If you should require any further information or clarification on these remaining comments, I request that your office contact me at your convenience to allow us to answer any further information and to allow you to conclude this process in an expedient manner.

Best regards,

/s/Steven W. Peterson
Steven W. Peterson
Vice President of Finance and CFO
Mesa Laboratories, Inc.